UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Sears Hometown and Outlet Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

812362101

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,771,352
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,771,352
	10.	Shared Dispositive Power 8,569,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,341,225
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of December 6, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018 that was filed by the Issuer with the Securities and Exchange Commission on December 7, 2018.

CUSIP No. 812362101

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,771,352
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,771,352
	10.	Shared Dispositive Power 8,569,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,341,225
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of December 6, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018 that was filed by the Issuer with the Securities and Exchange Commission on December 7, 2018.

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,771,352
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,771,352
	10.	Shared Dispositive Power 8,569,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,341,225
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.8% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of December 6, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018 that was filed by the Issuer with the Securities and Exchange Commission on December 7, 2018.

CUSIP No. 812362101

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,341,225
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,771,352
	10.	Shared Dispositive Power 8,569,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,341,225
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.8% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of December 6, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018 that was filed by the Issuer with the Securities and Exchange Commission on December 7, 2018.

This Amendment No. 15 to Schedule 13D (this “Amendment No. 15”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Sears Hometown and Outlet Stores, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 15 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment No. 15, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously filed with the Securities and Exchange Commission (“SEC”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“During the week of April 8, 2019, representatives of Transform Holdco continued to engage with representatives of the Issuer in discussions regarding a potential transaction. During the course of these discussions, representatives of the Issuer indicated that they anticipated that the Board would meet to determine to liquidate the Hometown segment of its business on April 15, 2019. On April 12, 2019, Edward S. Lampert addressed the Board to discuss his views on potential transactions between Transform Holdco and the Issuer and his opposition to any dissolution of the Hometown segment, given the risks he believed continuing as an Outlet-only business would pose to the Issuer and its stockholders. Mr. Lampert discussed potential transactions with representatives of the Issuer on April 12, 2019, but no agreement was reached regarding any potential transaction.

On April 15, 2019, Partners and Mr. Lampert acted by written consent to remove William K. Phelan and David Robbins without cause as directors of the Issuer and to appoint Alberto Franco and John Tober as directors of the Issuer, and also amended the amended and restated bylaws of the Issuer to (i) set the size of the Board at seven members, or such other number of members as the Board may determine from time to time in the future, (ii) impose certain procedural requirements with respect to the Board’s deliberation, consideration and approval of the liquidation, sale or disposal of certain assets and lines of business or the closing of certain stores (the “Approval Procedure Bylaw”), and (iii) impose certain procedural requirements with respect to the Board’s adoption, amendment, alteration, change or repeal of the Approval Procedure Bylaw (together, the “ESL Action”). In connection with the ESL Action, ESL issued a letter to the stockholders of the Issuer and a letter to the Board explaining the rationale for the ESL Action. In the letter to the Board, ESL encouraged the Board to consider whether the Issuer should terminate its NASDAQ listing and the registration of its common stock under the Securities Exchange Act of 1934, which steps ESL believes would provide significant cost savings to the Issuer. ESL also proposed that Transform Holdco and the Issuer cooperate to reduce their collective cost structure, including by sharing technology and other operational resources.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the written consent, the letter to the Board and the letter to the Issuer’s stockholders filed as Exhibits 99.8, 99.9 and 99.10 hereto, respectively, which are incorporated by reference in their entirety into this Item 4.

The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of the time of filing on April 15, 2019, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	13,341,225 (1)	58.8%	4,771,352	0	4,771,352	8,569,873 (1)

RBS Partners, L.P.	13,341,225 (1)(2)	58.8%	4,771,352 (2)	0	4,771,352 (2)	8,569,873 (1)

ESL Investments, Inc.	13,341,225 (1)(3)	58.8%	4,771,352 (3)	0	4,771,352 (3)	8,569,873 (1)

Edward S. Lampert	13,341,225 (1)(4)	58.8%	13,341,225 (1)(4)	0	4,771,352 (4)	8,569,873 (1)

(1)

This number includes 8,569,873 shares of Common Stock held by Mr. Lampert. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities held by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)	This number includes 4,771,352 shares of Common Stock held by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners.
(3)	This number includes 4,771,352 shares of Common Stock held by Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS.
(4)

This number includes 4,771,352 shares of Common Stock held by Partners. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c) There have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment No. 15 is incorporated by reference into this Item 6.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Stock of the Issuer filed on September 12, 2012 by the Reporting Persons, SPE I Partners, LP, SPE Master I, LP, ESL Institutional Partners, L.P., RBS Investment Management, L.L.C. and CRK Partners, LLC with the Securities and Exchange Commission).

99.6	Joint Filing Agreement (incorporated by reference to Exhibit 99.6 to the Schedule 13D relating to the Common Stock of the Issuer filed on January 5, 2016 by the Reporting Persons with the Securities and Exchange Commission).

99.7	Letter from Transform Holdco LLC to the Board of Directors of Sears Hometown and Outlet Stores, Inc., dated April 5, 2019 (incorporated by reference to Exhibit 99.7 to the Schedule 13D relating to the Common Stock of the Issuer filed on April 8, 2019 by the Reporting Persons with the Securities and Exchange Commission).

99.8	Action by Written Consent of Stockholders of Sears Hometown and Outlet Stores, Inc., dated April 15, 2019 (filed herewith).

99.9	Letter from ESL Investments, Inc. to the Board of Directors of Sears Hometown and Outlet Stores, Inc., dated April 15, 2019 (filed herewith).

99.10	Letter from ESL Investments, Inc. to the Stockholders of Sears Hometown and Outlet Stores, Inc., dated April 15, 2019 (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2019	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert